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Matthew W. Mamak	Direct Dial: 212-210-1256	Email: matthew.mamak@alston.com

November 8, 2022

VIA: ELECTRONIC MAIL

Dillon Hagius and Joe McMann

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Larkspur Health Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed November 3, 2022 File No. 333-266838

Dear Mr. Hagius and Mr. McMann:

On behalf of Larkspur Health Acquisition Corp., a Delaware corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated November 8, 2022, relating to the Company’s Amendment No. 3 to Registration Statement on Form S-4 submitted on November 3, 2022.

Unaudited Pro Forma Condensed Combined Financial Information

Comment 1:

We note your response to comment 3.  Your disclosures on pages 8 and 101 show the anticipated ownership scenario of the Combined Entity upon completion of the Business Combination.  For example, in the anticipated no redemption scenario disclosed on page 101, ZyVersa Stockholders would own 35.9% and the PIPE investors have converted their preferred stock and exercised their warrants.  It is not clear why this same anticipated scenario is not reflected in your pro forma financial information.  Please advise or revise your filing as necessary.

Response:

In response to the Staff’s comment, we advise that the conversion of preferred stock and exercise of warrants by the PIPE Investors referenced on page 8 is not a condition to closing the business combination, but rather is one of several possible outcomes subsequent to the closing of the business combination depending on the actions of the PIPE Investors. Whereas, the pro forma information beginning on page 166, including the table of outstanding shares on page 173 (Note 6) only includes scenarios that are a condition to closing the business combination. We have provided on page 173 (Note 7) information regarding additional shares that could be issued depending on investor's actions subsequent to the closing of the business combination, which includes the possibility of conversion of preferred shares and exercise of warrants.

November 8, 2022

Sincerely,

ALSTON & BIRD LLP

/s/ Matthew W. Mamak, Esq.
Matthew W. Mamak, Esq.